Exhibit 99.1

Acquity Group Limited Reports Results for First Quarter 2012

— First Quarter Revenues Increased by 58.8% to $34.5 Million from $21.7 Million —

— Operating Profit Increased by 204.2% to $7.1 Million —

— Adjusted EBITDA Increased by 154.9% to $8.4 Million —

— Company Provides Guidance for Second Quarter —

Chicago. May 23, 2012 - Acquity Group Limited (“Acquity” or the “Company”) (NYSE MKT: AQ) today reported the following unaudited financial results for the first quarter ended March 31, 2012.

Financial highlights for the three months ended March 31, 2012, compared to the three months ended March 31, 2011

•                  Revenues increased by $12.8 million, or 58.8%, to $34.5 million, compared to $21.7 million in the first quarter of 2011.

•                  IFRS operating profit increased by $4.8 million, or 204.2%, to $7.1 million, or 20.6% of revenues, compared to $2.3 million, or 10.7% of revenues, in the first quarter of 2011.

•                  IFRS profit attributable to equity holders of the Company increased by $2.4 million, or 170.8%, to $3.8 million, or $0.20 per American depositary share (“ADS”), compared to $1.4 million, or $0.08 per ADS in the first quarter of 2011.

•                  Non-IFRS adjusted profit increased by $2.5 million, or 122.6%, to $4.6 million, or $0.24 per ADS, compared to $2.1 million, or $0.12 per ADS in the first quarter of 2011. Refer to the “Reconciliation of Non-IFRS Financial Measures to IFRS Profit” in the tables that follow for additional details.

•                  Adjusted EBITDA increased by $5.1 million, or 154.9%, to $8.4 million in the first quarter of 2012, compared to $3.3 million in the first quarter of 2011. Refer to the “Reconciliation of Non-IFRS Financial Measures to IFRS Profit” in the tables that follow for additional details.

•                  As of March 31, 2012, the Company had unrestricted cash and cash equivalents of $3.1 million.

“As a Company started in Chicago eleven years ago, we are very proud of the continued growth in our business and our evolution into a leading global Brand eCommerce™ service provider.” said Christopher

Dalton, President and Chief Executive Officer of Acquity Group. “We are seeing expansion in our North America footprint, especially with our recent opening in Canada, and we expect to continue this exciting momentum into international markets. Our recent IPO is the first step in our strategy to build on our track record and success in the U.S. and elevate our service offering into a global leadership position.”

“Aside from our revenue growth, we are especially satisfied with the way we have managed our cost structure throughout this growth” said Paul Weinewuth, Chief Financial Officer of Acquity Group. “We are seeing economies of scale that we planned for since the financial crisis, which are starting to show results.”

Recent Business Highlights

On May 2, 2012, the Company completed the initial public offering (“IPO”) of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.” The net proceeds of our initial public offering of approximately $24.4 million are expected to be used for potential acquisitions, working capital and to maintain existing ownership interests in joint ventures.

First Quarter 2012 Financial Results

Revenues increased by $12.8 million, or 58.8%, to $34.5 million for the first quarter of 2012 from $21.7 million for the first quarter of 2011. Revenues increased as a result of our clients focus on investments related to Brand eCommerce™ solutions along with the increase in business demand resulting from the recognition we are receiving from our client successes and industry analysts.

Cost of revenues increased by $5.8 million, or 46.0%, to $18.5 million for the first quarter of 2012 from $12.6 million for the first quarter of 2011, which was primarily driven by organic growth of our staff to accommodate the demand for our services. These costs decreased as a percentage of revenues to 53.5% for the first quarter of 2012, from 58.2% for the first quarter of 2011.

Selling and marketing expenses increased by $0.3 million, or 14.7%, to $2.1 million for the first quarter of 2012 from $1.8 million for the first quarter of 2011. These costs decreased as a percentage of revenues to 6.1% for the first quarter of 2012 from 8.5% for the first quarter of 2011. This improvement was the result of leveraging our experienced sales force and entering into engagements that fit our growth model.

Administrative expenses increased by $1.8 million, or 37.2%, to $6.7 million for the first quarter of 2012 from $4.9 million for the first quarter of 2011. These costs decreased as a percentage of revenues to 19.4% for the first quarter of 2012 from 22.5% for the first quarter of 2011. The decrease was primarily due to our ability to leverage our fixed cost base, achieving economies of scale.

Equity in losses of joint ventures was $0.4 million for the first quarter of 2012 due to strategic initiatives and no comparable amounts were recorded in the first quarter of 2011 since the Company began entering into these joint venture agreements in the second quarter of 2011.

Income tax expense was $2.9 million and $0.9 million for the first quarter of 2012 and 2011, respectively.  Our effective tax rate was 43.1% and 38.8% for the first quarter of 2012 and 2011, respectively. The increase for the first quarter of 2012 compared to the first quarter of 2011 was primarily attributable to the impact of losses in non-U.S. operations for which no tax benefit is available and an increase in state taxes.

Second Quarter 2012 Outlook

The Company currently expects the following financial results for the second quarter of 2012:

•                  For the second quarter ending June 30, 2012, revenues are expected to be in the range of $34 million to $36 million; and

•                  IFRS operating profit margin, excluding costs associated with our recent initial public offering and amortization of purchased intangible assets, is expected to range from 16% to 18%.

Webcast and Conference Call

A conference call and webcast have been scheduled for 8:30 a.m. EDT today to discuss these results. Details of the conference call are as follows:

Date:	Wednesday, May 23, 2012
Time:	8:30 a.m. EDT (please dial in by 8:15 a.m.)
Dial-In #:	(866)519-4004 U.S. & Canada
+1(718)354-1231 International
Confirmation code:	78940911

Alternatively, the conference call will be available via webcast at www.acquitygroup.com by clicking on the “Investors” tab.

Non-IFRS Financial Measures

Acquity provides non-IFRS financial measures to complement reported IFRS results. Management believes these measures help illustrate underlying trends in the Company’s business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company’s business and evaluating its performance. The Company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude interest, income tax provisions, depreciation and amortization, costs associated with its initial public offering, equity in losses of its joint ventures, acquisition costs and other related charges, among other costs. Consequently, Acquity’s non-IFRS financial measures should not be evaluated in isolation or as a substitute for IFRS measures, but, rather, should be considered together with its consolidated financial statements, which are prepared according to IFRS.

Special Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor”provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended., and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. In particular, the section entitled “Second Quarter 2012 Outlook” in this announcement consists of forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this announcement. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Registration Statement on Form F-1 and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this announcement and in the attachments is as of the date of this announcement, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Acquity Group Limited

Acquity Group Limited is a leading Brand eCommerce™ and digital marketing company that leverages the internet, mobile devices and social media to enhance its clients’ brands and e-commerce performance. It is the digital agency of record for a number of well-known global brands in multiple industries. Acquity Group Limited has served more than 500 companies and their global brands. Acquity Group Limited has offices in ten cities in the United States and three cities in Asia.

Acquity Group Limited

Consolidated Statements of Comprehensive Income - Unaudited

(Amounts in thousands, except per share data)

	Three Month Periods Ended
	March 31, 2012		March 31, 2011

Revenues	$34,493	100.0%	$21,726	100.0%
Cost of revenues	18,458	53.5%	12,640	58.2%
Gross Profit	16,035	46.5%	9,086	41.8%

Selling and marketing expenses	2,110	6.1%	1,840	8.5%
Administrative expenses	6,707	19.4%	4,887	22.5%
Costs associated with initial public offering	116	0.3%	24	0.1%
Operating profit	7,102	20.6%	2,335	10.7%

Finance costs	(15)	(0.0)%	(17)	(0.1)%
Equity in losses of joint ventures	(442)	(1.3)%	—	0.0%
Profit before tax	6,645	19.3%	2,318	10.7%

Income tax expense	2,864	8.3%	900	4.1%
Profit	3,781	11.0%	1,418	6.5%

Other comprehensive income:
Currency translation differences	(2)	(0.0)%	7	0.0%
Comprehensive profit	$3,779	11.0%	$1,425	6.6%

Profit/(loss) attributable to:
Equity holders of the Company	$3,845	11.1%	$1,420	6.5%
Non-controlling interests	(64)	(0.2)%	(2)	(0.0)%
Profit	$3,781	11.0%	$1,418	6.5%

Total comprehensive profit/(loss) attributable to:
Equity holders of the Company	$3,843	11.1%	$1,427	6.6%
Non-controlling interests	(64)	(0.2)%	(2)	(0.0)%
Comprehensive profit	$3,779	11.0%	$1,425	6.6%

Profit per share attributable to equity holders of the Company:
American depositary shares (1)	$0.20		$0.08
Ordinary shares	$0.10		$0.04

Shares used in computing profit per share:
American depositary shares (1)	18,738.6		18,738.6
Ordinary shares	37,477.3		37,477.3

(1)               On May 2, 2012, the Company completed the initial public offering of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.” Pursuant to our registration statement filed with the Securities and Exchange Commission, each American depositary share presented in the Consolidated Statement of Comprehensive Income represents two ordinary shares outstanding as of March 31, 2012.

Acquity Group Limited

Consolidated Statements of Financial Position - Unaudited

(Amounts in thousands)

	March 31, 2012	December 31, 2011
Assets
Non-current assets
Property and equipment, net	$4,049	$3,648
Intangible assets	25,783	26,428
Other non-current assets (1)	2,239	74
Investment in joint ventures	3,445	3,887
Deferred tax assets	4,706	4,521
	40,222	38,558
Current assets
Trade receivables	22,813	19,906
Unbilled receivables	11,033	8,056
Due from customers under fixed-price contracts	678	456
Prepayments and other receivables	2,454	3,096
Restricted cash	2,600	2,600
Cash and cash equivalents	3,104	6,875
Total assets	$82,904	$79,547

Equity and liabilities
Equity attributable to equity holders of the parent
Issued capital	$4	$4
Capital reserve	71,030	71,030
Other comprehensive income	70	68
Retained losses	(3,568)	(7,413)
Non-controlling interests	681	745
Total equity	68,217	64,434

Non-current liabilities
Other non-current liabilities	5,671	5,379
	5,671	5,379
Current liabilities
Trade payables	1,865	1,499
Other payables and accruals	5,833	8,159
Due to customers under fixed-price contracts	17	41
Accrued income taxes	1,301	35
	9,016	9,734
Total liabilities	14,687	15,113
Total equity and liabilities	$82,904	$79,547

(1)               As of March 31, 2012, other non-current assets primarily consists of funds held in escrow by governmental authorities in China related to an additional investment in our Huaren Kudong Commercial Trading Co., Ltd. joint venture. We are awaiting approval from the Chinese government, at which time the funds will be reclassified to “Investment in joint ventures” on the statement of financial condition.

Acquity Group Limited

Consolidated Statements of Cash Flows - Unaudited

(Amounts in thousands)

	Three Month Periods Ended
	March 31, 2012	March 31, 2011

Operating activities
Profit before tax	$6,645	$2,318
Adjustments to reconcile profit (loss) before tax to net cash flows from operating actitivities:
Non-cash:
Depreciation of property and equipment	481	313
Amortization of intangible assets & straight-line rent	652	625
Impairment loss of trade receivables	126	—
Finance costs	15	17
Foreign exchange difference, net	2	—
Equity in losses of joint ventures	442	—
Working captial adjustments:
Trade receivables and unbilled receivables	(6,010)	(916)
Due from customers under fixed-price contracts	(222)	513
Prepayment and other receivables	(667)	(168)
Trade payables	366	(311)
Other payables and accruals	(2,342)	(416)
Due to customers under fixed-price contracts	(23)	155
Other non-current assets	(4)	—
Other non-current liabilities	—	82
Income tax paid	(189)	(1,166)
Net cash flows (used in) generated from operating activities	(728)	1,046

Purchase of property and equipment	(881)	(351)
Increase in restricted cash (1)	(2,162)	(2,258)
Net cash flows used in investing activities	(3,043)	(2,609)

Net (decrease) increase in cash and cash equivalents	(3,771)	(1,563)

Cash and cash equivalents at the beginning of the period	6,875	12,428
Cash and cash equivalents at the end of the period	$3,104	$10,865

(1)                      As of March 31, 2012 and March 31, 2011, the increase in restricted cash relates to funds held in escrow by governmental authorities in China related to an additional investment in our Huaren Kudong Commercial Trading Co., Ltd. joint venture. We are awaiting approval from the Chinese government, at which time the funds will be reclassified to “Investment in joint ventures” on the statement of financial condition.

Acquity Group Limited

Reconciliation of Non-IFRS Financial Measures to IFRS Profit - Unaudited (1)

(Amounts in thousands, except per share data)

	Three Month Periods Ended
	March 31, 2012	March 31, 2011

IFRS Profit attributable to equity holders, as reported	$3,845	$1,420
Interest expense, net of interest income	15	16
Income tax expense	2,864	900
Depreciation & amortization:
Property and equipment	481	313
Intangible assets	645	625
Costs associated with initial public offering (2)	116	24
Equity in losses of joint ventures	442	—
Non-IFRS Adjusted EBITDA	$8,408	$3,298

	Three Month Periods Ended
	March 31, 2012	March 31, 2011

IFRS Operating profit	$7,102	$2,335
Costs associated with initial public offering, net (2)	116	24
Amortization of intangible assets related to acquisition	645	625
Non-IFRS Operating profit	$7,863	$2,984

	Three Month Periods Ended
	March 31, 2012	March 31, 2011

IFRS Profit attributable to equity holders, as reported	$3,845	$1,420
Costs associated with initial public offering, net (2)	116	24
Amortization of intangible assets related to acquisition	645	625
Non-IFRS Adjusted profit	$4,606	$2,069

Adjusted profit per share attributable to equity holders of the Company:
American depositary shares (3)	$0.24	$0.12
Ordinary shares	$0.12	$0.06

Shares used in computing profit per share:
American depositary shares (3)	18,738.6	18,738.6
Ordinary shares	37,477.3	37,477.3

(1)               The Company includes these adjusted calculations for the periods ended March 31, 2012 and March 31, 2011 because management believes they are useful to investors in that they provide for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

Accordingly, the Company believes that the presentation of this analysis, when used in conjunction with IFRS financial measures, is a useful financial analysis tool that can assist investors in assessing the Company’s operating performance and underlying prospects. This analysis should not be considered in isolation or as a substitute for profit/(loss) prepared in accordance with IFRS. This analysis, as well as the other information in this press release, should be read in conjunction with the Company’s financial statements and related footnotes contained in the documents that the Company files with the U.S. Securities and Exchange Commission.

(2)               The first quarter of 2012 includes costs associated with the Company’s IPO of American depositary shares, which began trading on NYSE MKT subsequent to this press release on April 27, 2012.

(3)               On May 2, 2012, the Company completed the initial public offering of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.” Pursuant to our registration statement filed with the Securities and Exchange Commission, each American depositary share presented in the Reconciliation of Non-IFRS Financial Measures to Profit represents two ordinary shares outstanding as of March 31, 2012.

Investor Relations Contacts:

Audrey Ling, Senior Vice President

Acquity Group, Limited

Phone: (312)427-2470

E-mail: Audrey.ling@acquitygroup.com

Jessica Barist Cohen
Ogilvy Financial, New York
Phone: (646)460-9989
E-mail: aq@ogilvy.com